Via EDGAR	August 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Alps Electric Co., Ltd.
Confidential Draft Registration Statement on Form F-4
Submitted July 10, 2018
CIK No. 0000900278

Ladies and Gentlemen:

At the request of Alps Electric Co., Ltd. (“Alps Electric”), we are responding to the comment letter, dated August 6, 2018, from the Securities and Exchange Commission relating to the Draft Registration Statement on Form F-4 confidentially submitted on July 10, 2018. In conjunction with this letter, Alps Electric is submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) via EDGAR.

The responses of Alps Electric to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Alps Electric’s responses are references to page numbers of Amendment No. 1.

In addition to the amendments in response to the Staff’s comments, Alps Electric has amended certain portions of the Draft Registration Statement to provide updates or clarifications.

Alps Electric has not included as part of the submission of Amendment No. 1 all of the exhibits that are required to be included. Alps Electric plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

Confidential Draft Registration Statement on Form F-4

How do I vote at the extraordinary meeting of shareholders of Alpine?, page iv

1.

We note that shareholders with the right to vote on the share exchange may not have the right to vote on company matters after the share exchange is consummated. Please revise this section to state that if the share exchange is consummated, holders of less than one unit (or less than 100 shares) will not carry voting rights.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page iv.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Regulatory Matters, page 4

2.

Clarify if the regulatory approvals received to date are all of the “approvals of relevant government agencies and other authorities necessary to conduct the share exchange” that, as disclosed on page 5, are a condition to the share exchange. If there are approvals that are still required to be obtained, disclose the status of those approvals in an appropriate location in your prospectus.

In response to the Staff’s comment, Alps Electric has revised the disclosure on pages 4 and 58.

Comparative Per Share Market Price Data, page 5

3.

It appears that the implied equivalent value per share of ¥2,169 to be received by Alpine shareholders as indicated in the last column of your table is less than the net book value per share of Alpine of ¥2,336.22 as of and for the year ended March 31, 2018 as indicated in your table on page 26. If the implied equivalent value per share to be received by Alpine shareholders is less than the net book value per Alpine share, please make that clear in your summary section, include appropriate risk factor disclosure, and expand the disclosure under “Background of the Share Exchange” to indicate how Alpine’s net book value per share factored into the negotiations regarding the exchange ratio and disclose why Alpine’s board viewed the exchange ratio as acceptable if it implied a value per share that was less than net book value. Also disclose how Alpine’s net book value per share factored into the financial advisor’s analysis that the exchange ratio was fair from a financial point of view.

Alps Electric respectfully notes that the implied equivalent value per share of ¥2,169 to be received by Alpine shareholders as indicated in the last column of the table on page 5 is based on share price information as of July 26, 2017, at which time no IFRS financial statements existed. However, the net book value per share computed under Japanese GAAP, using Alpine’s most recent financial statements as of June 30, 2017 (the balance sheet date immediately preceding July 26, 2017), was ¥2,048. On this basis, the implied equivalent value per share of ¥2,169 included a premium over the then available information as to the net book value per share. In light of the above, Alps Electric respectfully submits that adding disclosure regarding the difference between how book value per share versus implied equivalent value per share factored into the negotiations regarding the exchange ratio, or deliberations within Alpine or analyses of SMBC Nikko relating thereto, would not materially add to investors’ understanding of the terms of the transaction.

The fairness opinion and supplementary simulation..., page 8

4.

Your risk factor heading states that U.S. investors “should not place undue reliance” on the fairness opinion. While we note your disclosure that the fairness opinion is based on Japanese GAAP, it is unclear whether this risk factor advises investors not to rely on your financial advisor’s determination that the proposed transaction is fair. Please note that you may not limit investors’ ability to rely on the fairness opinion. Revise accordingly.

In response to the Staff’s comment, Alps Electric has deleted the referenced risk factor on page 8.

Japan’s unit share system imposes restrictions..., page 16

5.

Clarify how the transferability of the ALPS ALPINE shares will be “significantly limited.” Also clarify what other “significant restrictions and limitations” are imposed by the Companies Act on holders of those shares.

In response to the Staff’s comment, Alps Electric has revised the disclosure on pages 16 and 124.

Vote Required, page 31

6.	Disclose if Alps Electric will be able to vote the Alpine shares that it owns at the meeting.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 31.

7.

Given the apparent conflicts of interest among the parties in the exchange offer, disclose whether there is any requirement under Japanese laws or otherwise that would require a majority vote of the non-interested or minority shareholders to approve the exchange offer.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 31.

Background of the Share Exchange, page 33

8.	Disclose whether Alpine’s board of directors had any duties under Japanese law or otherwise to solicit offers from third parties before agreeing to the exchange offering with Alps.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 33.

9.

We note from appendix page D-5 that in response to the share exchange ratio offered by Alps Electric, Alpine presented to Alps Electric an exchange ratio that would serve as a counterproposal from the viewpoint of protecting its minority shareholders’ interests, and held multiple substantive discussions and negotiations in an effort to raise the exchange ratio, and managed to obtain significant concessions. Expand your background to disclose who proposed the initial exchange ratio, the value of the initial exchange ratio and how the proposed exchange ratio evolved into the final exchange ratio. Disclose how the exchange ratio was negotiated to protect the minority shareholders’ interests and what significant concessions were obtained.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 36. As described in the revised disclosure, as a result of Alpine’s negotiation with Alps Electric, the exchange ratio increased from the 1:0.60 that Alps Electric originally proposed to the final exchange ratio of 1:0.68, such increase representing a concession on Alps Electric’s part in favor of Alpine’s minority shareholders.

Internal financial forecasts for Alpine, page 45

10.

Disclose how the term “operating income” as used for purposes of this table differs, if at all, from “operating profit” as used in Alpine’s consolidated statements of profit or loss. Also disclose why Alpine’s operating income is projected to increase for the fiscal year ending March 31, 2019 given the disclosure at the bottom of page 97 that Alpine anticipates that operating profit for the fiscal year ending March 31, 2019 may decrease slightly compared to the previous fiscal year.

Alpine prepares internal financial forecasts using “operating income” and other line items used in Japanese GAAP. By contrast, “operating profit” is used in Alpine’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, to discuss changes in operating results under IFRS. “Operating income” differs from “operating profit” under IFRS as used in Alpine’s consolidated statements of profit or loss, in that “operating income” under Japanese GAAP excludes share of losses of associates and joint ventures accounted for using the equity method under IFRS as well as non-recurring income and expenses under Japanese GAAP, as disclosed in Note 35 “First-time adoption of IFRS” to Alpine’s consolidated financial statements. The same is true of Alps Electric; see Note 37 “First-time adoption of IFRS” to Alps Electric’s consolidated financial statements.

In addition to the above, Alpine’s March 31, 2019 financial forecast on page 45 was prepared in February 2018. Alpine’s view of the fiscal year ending March 31, 2019 was revised in June 2018 to reflect actual operating results for the fiscal year ended March 31, 2018 and changes in management outlook. The revised view was used in stating in the MD&A on page 98 that Alpine anticipates a slight decrease in operating profit as compared to the actual results for March 31, 2018.

Alps Electric has added the following disclosure to the internal financial forecast tables for Alps Electric and Alpine on pages 44 through 46 in the form of a footnote:

“Alps Electric and Alpine develop financial forecasts based on Japanese GAAP line items. Thus, for example, “operating income” under Japanese GAAP differs from “operating profit” under IFRS as disclosed in Note 37 “First-time adoption of IFRS” to Alps Electric’s consolidated financial statements and Note 35 “First-time adoption of IFRS” to Alpine’s consolidated financial statements.”

Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation, page 47

11.	Please provide us with all materials, including any board books, provided by the financial advisor to Alpine’s board.

SMBC Nikko will supplementally furnish to the Staff an English language translation of materials that it provided to the Alpine board in July 2017 for the purpose of the Alpine board’s review in connection with its vote to approve the share exchange. The materials will be provided by Morrison & Foerster LLP, on behalf of SMBC Nikko, under separate cover requesting confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended, and pursuant to Title 17 C.F.R. §200.83. Accordingly, SMBC Nikko will request that these materials be promptly returned to Morrison & Foerster LLP following completion of the Staff’s review thereof. We respectfully note that an English language translation of SMBC Nikko’s supplementary simulation (sensitivity analysis) presentation dated February 26, 2018 is included in the Form F-4 as Appendix F.

Discounted Cash Flow Analysis, page 51

12.	Disclose why SMBC Nikko used perpetual growth rates of 0% for both Alps Electric and Alpine and a higher EBITDA Multiple for Alps Electric than for Alpine.

SMBC Nikko used perpetual growth rates of 0.00% for both Alps Electric and Alpine because SMBC Nikko determined such rates to be appropriate based on its analysis of their respective businesses and business environment and in light of the internal financial forecasts for Alps Electric and Alpine made available by Alpine management to SMBC Nikko for the purpose of its fairness opinion. As discussed on page 51, for its comparable company analysis, SMBC Nikko selected publicly traded companies engaged in businesses which were judged to be analogous to the respective businesses of Alps Electric and Alpine. The lists of such companies were entirely different between Alps Electric and Alpine and resulted in a higher EBITDA multiple for Alps Electric.

Additional Information Regarding SMBC Nikko Opinion, page 51

13.

Disclose the amount of compensation that SMBC Nikko has received, and will receive, related to the fairness opinion and the amount that is contingent upon the successful completion of the exchange offer.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 53.

Supplementary	Simulation (Sensitivity Analysis) Presentation by SMBC Nikko, page 52

14.

We note the disclosure that Nikko prepared the Supplementary Simulation (Sensitivity Analysis) Presentation using assumptions, hypotheses, estimations and analytical methodologies which are not consistent with SMBC Nikko’s standard policies and practices applied to the preparation of a financial analysis report regarding an exchange ratio or equity value, and accordingly the Supplementary Simulation (Sensitivity Analysis) Presentation was not prepared using the same standards as, and should thus not be compared with, SMBC Nikko’s opinion or the financial analysis underlying such opinion. Disclose the material ways in which the simulation was prepared that were not consistent with the standard policies and practices and disclose how those differences could impact the conclusions of the simulation. Include risk factor disclosure as appropriate.

SMBC Nikko prepared, upon Alpine’s request, a supplementary simulation (sensitivity analysis) presentation that supplemented the DCF analysis that SMBC Nikko performed in connection with delivering its fairness opinion (the “July 2017 Analysis”). The purpose of this presentation was to show the sensitivity of the July 2017 Analysis to changes in certain assumptions underlying such analysis based on revised internal financial forecasts for the fiscal year ended March 31, 2018 that were prepared, respectively, by Alps Electric and Alpine in connection with Alpine’s announcement of its revised earnings forecasts on January 30, 2018. The simulations that SMBC Nikko conducted for the purpose of its supplementary simulation (sensitivity analysis) presentation (the “Simulations”) were therefore different from the full set of financial analyses required for SMBC Nikko’s fairness opinion. In particular, as discussed in detail on page 55, the Simulations show the sensitivity of the results of the July 2017 Analysis to changes in assumptions described in the four scenarios that were specifically requested by Alpine.

Alps Electric does not believe that additional disclosure of the specific differences between how the Simulations were performed and presented and how a full set of financial analyses required for SMBC Nikko’s fairness opinion would have been performed and presented had that been commissioned instead will enhance investors’ understanding of Alps Electric’s future financial performance and results of operations in any material respect. To the contrary, Alps Electric believes that such additional disclosure would be confusing because SMBC Nikko would be disclosing the results of a hypothetical process that never took place in connection with the share exchange. Similarly, in light of the existing disclosure on page 53 about the difference between a fairness opinion and the supplementary simulation (sensitivity analysis) presentation, Alps Electric believes that no specific risk factor is required in regard to SMBC Nikko’s supplementary simulation (sensitivity analysis) presentation.

Exchange	Ratio Simulations, page 54

15.

Disclose why SMBC Nikko did not conduct simulations using different assumptions for perpetual growth rates and EBITDA multiples. Also disclose why the financial forecasts for operating income for the fiscal year ending March 31, 2020 were not used in the simulation scenarios.

As described above in our response to the Staff’s comment #14, SMBC Nikko conducted the Simulations using the assumptions, including with respect to perpetual growth rates and EBITDA multiples, described in the four scenarios that were specifically requested by Alpine.

Committee Reports of the Third-Party Committee, page 55

16.

Disclose why the Alpine board of directors did not request the opinions of the third party committee with respect to the February 2018 Internal Financial Forecasts which appear to show better financial results than the July 2017 Internal Financial Forecasts.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 57 to reflect the fact that the third-party committee reviewed the February 2018 Internal Financial Forecasts in connection with preparing its February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts.

Directors of ALPS ALPINE Following the Share Exchange, page 113

17.	Provide the disclosures required by Item 19(a)(7) of Form F-4 with respect to each person who will serve as an executive officer of the surviving or acquiring company.

Alps Electric acknowledges that Item 19(a)(7) of Form F-4 calls for disclosure of information required by Item 6.A., Item 6.B., Item 6.E. and Item 7.B. of Form 20-F. However, Alps Electric believes that there are no individuals who are expected to be part of ALPS ALPINE management and be “executive officers” (as that term is defined under Rule 3b-7 of the Securities Exchange Act of 1934, as amended), other than certain of the individuals who were elected at the June 22, 2018 Alps Electric general meeting of shareholders to become directors of ALPS ALPINE on January 1, 2019, subject to the share exchange taking effect on such date. The information required by Item 19(a)(7) of Form F-4 with respect to those individuals is already disclosed in the Draft Registration Statement under the caption “Directors of ALPS ALPINE Following the Share Exchange.”

Item 22. Undertakings, page II-2

18.

Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, Alps Electric has revised page II-3 of the registration statement.

19.

We note that you have included the undertakings relating to registration on Form F-4 of securities offered for resale; however, the disclosure on page 59 under the subheading “Resale of Shares of Alps Electric Common Stock under U.S. Securities Laws” states that this registration statement does not cover resales of shares of Alps Electric common stock received by any person who may be deemed to be an affiliate of Alps Electric after the share exchange. Please clarify your intentions in this regard and amend your disclosure or undertaking accordingly.

Alps Electric respectfully notes that it has included an undertaking pursuant to Item 512(g) of Regulation S-K not because it intends to cover in this registration statement resales by affiliates of ALPS ALPINE common stock after the share exchange, but because it believes it is obligated to include the undertaking by virtue of seeking to registering “securities . . . on Form . . . F-4” (Regulation S-K Item 512(g)) in connection with the share exchange, which is being submitted to the vote of shareholders of Alpine pursuant to the Companies Act of Japan and thus is a transaction specified in paragraph (a) of Rule 145 under the Securities Act of 1933. Thus, Alps Electric believes that the inclusion of the undertaking is consistent with the statement referred to above under the heading “The Share Exchange – Resale of Shares of Alps Electric Common Stock under U.S. Securities Laws.”

Please do not hesitate to contact me by telephone at +81-3-5251-0232, by fax at +81-3-5251-1602 or by email at Masahisa.Ikeda@Shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Toshihiro Kuriyama, President, Chairman of the Board of Directors of Alps Electric